UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Sherritt International Corporation*

(Name of applicant)

*See Table of Co-Applicants below.

Bay Adelaide Centre East Tower,

22 Adelaide St. West, Suite 4220,

Toronto, ON M5H 3E4

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8.5% Second Lien Notes due 2026 10.75% Unsecured PIK Option Notes due 2029	Approximately $357,596,000 aggregate principal amount Approximately $75,000,000 aggregate principal amount

Approximate date of proposed transaction:

On the Effective Date under the Plan (as defined herein).

Name and address of agent for service:

CT Corporation System

28 Liberty Street Floor 42, New York, New York, 10005

(telephone: (212) 894-8400)

With copies to:

Ward Sellers

Senior Vice President, General Counsel and

Corporate Secretary

Sherritt International Corporation

Bay Adelaide Centre East Tower,

22 Adelaide St. West, Suite 4220,

Toronto, ON M5H 3E4

The Applicants (as defined below) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) to Application for Qualification of Indenture on Form T-3 (File No. 022-29084) of Sherritt International Corporation and the other co-applicants identified herein (collectively, the “Applicants” and each an “Applicant”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2020 and amended by Amendment No. 1, filed with the SEC on April 1, 2020 and by Amendment No. 2, filed with the SEC on June 30, 2020 (the “Application”), is being filed to (i) file Exhibit T3D.3, (ii) file the final plan of arrangement as Exhibit T3E.5 (the “Final Plan”) and (iii) file a material change report of Sherritt International Corporation, dated July 17, 2020 as Exhibit T3E.6. All references to the “Plan” in the Application shall refer to the Final Plan. In addition, the signature pages to this Amendment include attestations in respect of the signature for each Applicant as required by Form T-3. This Amendment is not intended to amend or delete any other part of the Application. All other information in the Application is unchanged and has been omitted from this Amendment.

Table of Co-Applicants

672538 Alberta Ltd.

672539 Alberta Ltd.

1683740 Alberta Ltd.

Canada Northwest Oils (Europe) B.V.

Dynatec Technologies Ltd.

OG Finance Inc.

Power Finance Inc.

SBCT Logistics Ltd.

Sherritt International (Bahamas) Inc.

SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)

Sherritt International Oil and Gas Limited

Sherritt Power (Bahamas) Inc.

Sherritt Utilities Inc.

SI Finance Ltd.

SI Supply & Services Limited (formerly 672540 Alberta Ltd.)

SIC Marketing Services (UK) Limited

The Cobalt Refinery Holding Company Ltd.

INDEX TO EXHIBITS

Exhibit	Description

T3A.1*	Articles of Continuance of Sherritt International Corporation.

T3A.2*	Articles of Incorporation of 672538 Alberta Ltd., dated as of October 31, 1995.

T3A.3*	Articles of Incorporation of 672539 Alberta Ltd., dated as of October 31, 1995.

T3A.4*	Certificate of Amendment and Registration of Restated Articles of 1683740 Alberta Ltd., dated as of April 24, 2014.

T3A.5*	Articles of Association of Canada Northwest Oils (Europe) B.V., dated as of November 15, 1974.

T3A.6*	Amendment of Articles of Association of Canada Northwest Oils (Europe) B.V., dated as of August 27, 2008.

T3A.7	[Removed]

T3A.8	[Removed]

T3A.9*	Articles of Incorporation of Dynatec Technologies Ltd., dated as of September 14, 2007.

T3A.10*	Articles of Incorporation of OG Finance Inc., dated as of October 18, 2012.

T3A.11*	Articles of Incorporation of Power Finance Inc., dated as of October 18, 2012.

T3A.12*	Certificate of Continuance of SBCT Logistics Ltd., dated as of August 23, 2019.

T3A.13*	Certificate of Amendment of SBCT Logistics Ltd., dated as of September 23, 2019.

T3A.14*	Memorandum of Association of Sherritt International (Bahamas) Inc., dated as of November 24, 1994.

T3A.15*	Articles of Association of Sherritt International (Bahamas) Inc., dated as of November 24, 1994.

T3A.16*	Articles of Incorporation of SI Supply & Services Limited (formerly 672540 Alberta Ltd.)., dated as of October 31, 1995.

T3A.17*	Articles of Incorporation of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of October 31, 1995.

T3A.18**	Articles of Continuance of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of October 29, 2008.

T3A.19*	Articles of Continuance of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of August 27, 2015.

T3A.20*	Articles of Amendment of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of October 31, 2019.

T3A.21*	Articles of Continuance of Sherritt International Oil and Gas Limited, dated as of January 23, 1997.

T3A.22*	Articles of Association of Sherritt Power (Bahamas) Inc., dated as of November 1, 2006.

T3A.23*	Memorandum of Association of Sherritt Power (Bahamas) Inc., dated as of November 1, 2006.

T3A.24*	Articles of Association of Sherritt Utilities Inc., dated as of December 15, 1997.

T3A.25*	Memorandum of Association of Sherritt Utilities Inc., dated as of December 15, 1997.

T3A.26*	Articles of Continuance of Sherritt Utilities Inc., dated as of November 14, 2016.

T3A.27*	Articles of Incorporation of SI Finance Ltd., dated as of May 29, 2007.

T3A.28*	Articles of Association of SIC Marketing Services (UK) Limited, dated as of June 25, 2013.

T3A.29*	Memorandum of Association of SIC Marketing Services (UK) Limited, dated as of June 25, 2013.

T3A.30**	Articles of Incorporation of The Cobalt Refinery Holding Company Ltd., dated as of October 31, 1995.

T3A.31*	Articles of Amendment of The Cobalt Refinery Holding Company Ltd., dated as of November 16, 1995.

T3A.32***	Articles of Amendment of SI Supply & Services Limited (formerly 672540 Alberta Ltd.)., dated as of June 12, 2020.

T3B.1*	By-Laws of Sherritt International Corporation.

T3B.2*	By-Laws of 672538 Alberta Ltd., dated as of November 6, 1995.

T3B.3*	By-Laws of 672539 Alberta Ltd., dated as of November 6, 1995.

T3B.4*	By-Laws of SI Supply & Services Limited (formerly 672540 Alberta Ltd.), dated as of November 6, 1995.

T3B.5*	By-Laws of 1683740 Alberta Ltd., dated as of June 13, 2012.

T3B.6	[Removed]

T3B.7*	By-Laws of Dynatec Technologies Ltd., dated as of September 14, 2007.

T3B.8*	By-Laws of OG Finance Inc., dated as of October 18, 2012.

T3B.9*	By-Laws of Power Finance Inc., dated as of October 18, 2012.

T3B.10*	By-Laws of SBCT Logistics Ltd., dated as of August 23, 2019.

T3B.11**	By-Laws of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of November 10, 1995.

T3B.12**	By-Laws of Sherritt International Oil and Gas Limited, dated as of January 31, 1997.

T3B.13*	By-Laws of SI Finance Ltd., dated as of May 29, 2007.

T3B.14**	By-Laws of The Cobalt Refinery Holding Company Ltd., dated as of November 14, 1995

T3C.1***	Form of Indenture for the New Second Lien Notes

T3C.2***	Form of Indenture for the New Junior Notes

T3D.1*	Interim Court Order dated February 26, 2020

T3D.2***	Amending Order dated March 23, 2020

T3D.3	Final Court Order dated August 6, 2020

T3E*	Management Information Circular

T3E.2***	Material Change Report, dated June 11, 2020

T3E.3***	Material Change Report, dated June 29, 2020

T3E.4***	Amended Plan of Arrangement

T3E.5	Final Plan of Arrangement

T3E.6	Material Change Report, dated July 17, 2020

T3F***	Cross reference sheet showing the location in the New Second Lien Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C.1).

T3F.1***	Cross reference sheet showing the location in the New Junior Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C.2).

T3G***	Organizational Chart of Issuer and Affiliates

25.1*	Statement of eligibility and qualification of the trustee on Form T-6

25.2***	Amended Statement of eligibility and qualification of the trustee on Form T-6

*	Previously filed with the Form T-3 on March 10, 2020.
**	Previously filed with the Form T-3/A on April 1, 2020.
***	Previously filed with the Form T-3/A on June 30, 2020.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants have duly caused this application to be signed on each of their behalves by the undersigned, thereunto duly authorized and attested, all in the city of Toronto, Ontario, on the 7th day of August 2020.

SHERRITT INTERNATIONAL CORPORATION
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Ward Sellers
	Title: EA to the CEO, Head Travel		Name: Ward Sellers
Title: Senior Vice President, General Counsel and Corporate Secretary

672538 ALBERTA LTD.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Ward Sellers
	Title: EA to the CEO, Head Travel		Name: Ward Sellers
Title: Secretary

672539 ALBERTA LTD.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Ward Sellers
	Title: EA to the CEO, Head Travel		Name: Ward Sellers
Title: Secretary

1683740 ALBERTA LTD.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Ward Sellers
	Title: EA to the CEO, Head Travel		Name: Ward Sellers
Title: Secretary

CANADA NORTHWEST OILS (EUROPE) B.V.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Elvin Saruk
	Title: EA to the CEO, Head Travel		Name: Elvin Saruk
Title: Director

DYNATEC TECHNOLOGIES LTD.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Ward Sellers
	Title: EA to the CEO, Head Travel		Name: Ward Sellers
Title: Secretary

OG FINANCE INC.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Andrew Snowden
	Title: EA to the CEO, Head Travel		Name: Andrew Snowden
Title: President

POWER FINANCE INC.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Andrew Snowden
	Title: EA to the CEO, Head Travel		Name: Andrew Snowden
Title: President

SBCT LOGISTICS LTD.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Ward Sellers
	Title: EA to the CEO, Head Travel		Name: Ward Sellers
Title: Secretary

SHERRITT INTERNATIONAL (BAHAMAS) INC.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Elvin Saruk
	Title: EA to the CEO, Head Travel		Name: Elvin Saruk
Title: President

SI SUPPLY & SERVICES LIMITED
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Ward Sellers
	Title: EA to the CEO, Head Travel		Name: Ward Sellers
Title: Secretary

SICOG OIL AND GAS LIMITED
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Elvin Saruk
	Title: EA to the CEO, Head Travel		Name: Elvin Saruk
Title: Senior Vice President

SHERRITT INTERNATIONAL OIL AND GAS LIMITED
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Ward Sellers
	Title: EA to the CEO, Head Travel		Name: Ward Sellers
Title: Secretary

SHERRITT POWER (BAHAMAS) INC.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Elvin Saruk
	Title: EA to the CEO, Head Travel		Name: Elvin Saruk
Title: President

SHERRITT UTILITIES INC.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Elvin Saruk
	Title: EA to the CEO, Head Travel		Name: Elvin Saruk
Title: Senior Vice President

SI FINANCE LTD.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Andrew Snowden
	Title: EA to the CEO, Head Travel		Name: Andrew Snowden
Title: President and Chief Financial Officer

SIC MARKETING SERVICES (UK) LIMITED
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Andrew Snowden
	Title: EA to the CEO, Head Travel		Name: Andrew Snowden
Title: Director

THE COBALT REFINERY HOLDING COMPANY LTD.
Attest:	/s/ Himalaya Rana
	Name: Himalaya Rana	By:	/s/ Ward Sellers
	Title: EA to the CEO, Head Travel		Name: Ward Sellers
Title: Secretary